

The Top 10 Reasons Your New Apps and Web Players Are Better Than Your Old Ones

First, some background…

- Most radio station apps are static and boring.

- They offer limited content curation opportunities for stations, and no way for listeners to engage.

We are changing that!


4:21 PM
all the hits
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all the hits
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WUC Podcast
Video
Blogs


4:21 PM
Charlie FM Stream
You Can't Hurry Love
Phil Collins
BMWPortland
Portland's ONLY BMW Dealership
BMW of Portland. Portland's Only BMW Dealership
BMW of Portland
You Can't Hurry Love
Phil Collins

Everything the listener hears should be interactive!

We automatically create an interactive "feed" of all audio content, for every station.


CONTENT IS
BROADCAST
OVER-THE-AIR OR ONLINE
THE FEED COLLECTS
THIS CONTENT AND MAKES IT
INTERACTIVE
USERS ENGAGE
WITH ALL TYPES OF INTERACTIVE CONTENT,
PROVIDING NEW DATA TO TRADITIONAL RADIO

Non-audio content can be added to the feed, too, like
Facebook posts, Tweets, news items, blog posts, podcasts, and more.

Real time, automated updates - No manual work - Built for audience engagement

Reason #1 – Everything your apps do now


4:21 PM
Charlie FM Stream
You Can't Hurry Love
Phil Collins
BMWPortland
Portland's ONLY BMW Dealership
BMW Portland
BMW of Portland. Portland's Only BMW Dealership
BMW of Portland
You Can't Hurry Love
Phil Collins
97.1 Charlie

- Stream start/stop
- Now Playing
- Album art
- Artist info / song lyrics
- "Like" songs
- Purchase music
- Share music
- Talk Back
- In-car access
- Alarm clock
- Podcasts
- Navigation menu
- Splash screen
- In-app messaging
- User registration


4:21 PM
CONNECT WITH CHARLIE FM
Sign up with Facebook
Sign up with email
Already a user? Sign In!
MY BOOKMARKS
ALARM
TALK BACK
WEBSITE
GETMYPERKS
PRIVACY POLICY
97.1 Charlie FM v3.6.14.1

Reason #2 – The listener's experience is universal

Same content - same experience – everywhere the listener goes.



4:21 PM
Charlie FM Stream
You Can't Hurry Love
Phil Collins
BMWPortland
BMW of Portland. Portland's Only BMW Dealership
BMW of Portland
Charlie
charliefm.com
Valley Dental Works
Want a better looking selfie for free?
Valley Dental Works

Broadcast Stations

Station Branded Mobile App

Station Web Player

Mobile Web Browser

On air content turns to digital action – *everywhere*.

Reason #3 – Content you *already create* flows into the feed

Songs
Promotions
Ads
Social posts
Frequency content like:
    Blogs and
    Podcasts…


4:21 PM
Charlie FM Stream
You Can't Hurry Love
Phil Collins
BMWPortland
Portland's ONLY BMW Dealership
BMW of Portland. Portland's Only BMW Dealership
BMW of Portland
You Can't Hurry Love
Phil Collins
4:21 PM
Charlie FM Stream
Rolling Stone | Music News
You Make Loving Fun
Rumours
Fleetwood Mac | 2:10p
Check out Fleetwood Mac's Exclusive Fan Feed!
Fleetwood Mac
Pietro's Pizza
A Northwest Family Favorite Since 1957
Enjoy A Lunch Bunch Special At Your Favorite Pietro's Location
Buy 1, Get 1 FREE
Lunch Bunch - Buy one get one Free!
Pietro's Pizza
How To Win A Getaway To Visit Seaside, OR: 1)...
City of Seaside, Oregon
Somebody
Bryan Adams

…it's all in your feed.

Example – Podcasts in the feed, and in your app menu


4:21 PM
MY BOOKMARKS
mix94.7
Podcast
Saras Dating Diary: Why independent women throw...
Podcast | Mix 94.7 | Podcasts | Today on Mix 94.7
0:17
-2:18
Mix 94.7
Handclap
Fitz & the Tantrums | 3:55p
LISTEN: Ken Bone from Sunday's Debate talks wit...
News RSS | Mix 94.7
Send My Love (To Your New Lover)
Adele | 3:53p
Saras Dating Diary: Why independent women throw...
Podcast | Mix 94.7 | Podcasts
Shut Up and Dance
Walk the Moon | 3:50p
CONNECT WITH MIX 94.7
Sign up with Facebook
Sign up with email
Already a user? Sign In!
MY BOOKMARKS
ALARM CLOCK
PODCASTS
BLOGS
CONTESTS
VISIT OUR WEBSITE

Reason #4 – Every song is in the feed, and interactive

- Lyrics
- “Like”
- Purchase
- Share
- Play 30 second sample
- Triggered content





4:21 PM
Charlie FM Stream
You Can't Hurry Love
Phil Collins
BMWPortland
Portland's ONLY BMW Dealership
BMW of Portland. Portland's Only BMW Dealership
BMW of Portland
FLEETWOOD MAC RUMOURS
WESTLIE Ford
“Small enough to know you, big enough to serve you.”
You Can't Hurry Love
Phil Collins
4:21 PM
MY BOOKMARKS
FLEETWOOD MAC RUMOURS
You Make Loving Fun
Rumours
Fleetwood Mac | Today on Charlie FM
BUY
Pietro's Pizza

Reason #5 - Artist Feeds


4:21 PM
Charlie FM
Under Pressure
Queen
Station Artists
My Bookmarks
4:21 PM
Charlie FM
Artists playing on this station:
ALL
FAVORITES
QUEEN
FLEETWOOD MAC
4:21 PM
QUEEN
Another One Bites the Dust
Queen
The Game
Brian May and Denis Pellerin present an evening...
Facebook | Queen
Bohemian Rhapsody
Queen
A Night at the Opera
.@DrBrianMay & Denis Pellerin present an ev...
Twitter | Queen
Under Pressure
Queen feat. David Bowie
Hot Space [Bonus Track]
"Sometimes on stage I'm very near the mark, are...
Twitter | Queen

All of this interactive capability drives *MORE* listening!

Reason #6 – We are in the car, today and tomorrow

- Your station apps are fully functional in most cars on the road today.
- Already working to integrate with emerging dashboard technologies like Android Auto and Apple Car Play.


BMWPortland
AUX-IN


12:00
LTE
Phone
Music
Maps
Messages
Now Playing
Audiobooks
The Wolf
Charlie FM
BACK

Reason #7 – Promos and ads can be interactive, too

- Broadcast and stream promotions and commercials can have a digital component in the feed

- Fully interactive

- Several campaign types available



4:21 PM
Charlie FM Stream
You Can't Hurry Love
Phil Collins
BMWPortland
Portland's ONLY BMW Dealership
BMW of Portland. Portland's Only BMW Dealership
BMW of Portland
WESTLIE
Ford
"Small enough to know you, big enough to serve you."
You Can't Hurry Love
Phil Collins
4:21 PM
MY BOOKMARKS
WESTLIE
Ford
"Small enough to know you, big enough to serve you."
Come to Westlie Ford for Your Next New or Used Car
Westlie Ford | Today on Charlie FM
BROWSE INVENTORY

Reason #8 - You Are In Control!

Most content is automatically placed in the feed, but you can control what makes it in there… social posts, news feed items, promotions, audio triggered items, time triggered items, and more.


Charlie FM Stream
You Can't Hurry Love
Phil Collins
BMW Portland
BMW of Portland. Portland's Only BMW Dealership
BMW of Portland
You Make Loving Fun
Rumours
Fleetwood Mac | 2:10p
Check out Fleetwood Mac's Exclusive Fan Feed!
Fleetwood Mac
Pietro's Pizza
Buy 1, Get 1 FREE
Lunch Bunch - Buy one get one Free!
Pietro's Pizza
How To Win A Getaway To Visit Seaside, OR: 1)...
City of Seaside, Oregon
Somebody
Bryan Adams

and so much more!

Reason #9 – Cool campaigns like scratch and reveal


MY BOOKMARKS
GUESS WHO?
COUNTRY ARTIST GUESSING GAME
Guess Who? Guess the artist from their baby pic!
Scratch Off | Today on 93.1 The Wolf
PLAY NOW
MY BOOKMARKS
WHO AM I?
GUESS WHO?
COUNTRY ARTIST GUESSING GAME
MY BOOKMARKS
TAYLOR SWIFT
GUESS WHO?
COUNTRY ARTIST GUESSING GAME

More cool campaigns…

Interactive polls


4:21 PM
MY BOOKMARKS
Luke Bryan
VS
Blake Shelton
Country Artists: Who's Hotter? Luke vs. Blake!
VOTE NOW!
VOTE
Blake Shelton
Luke Bryan
SUBMIT

Videos



- Talk Back
- In-app games
- User Generated Content
- Secret Word
- Sponsored Music
- Audio Segmentation
- Location triggered content and actions
- Everything is sharable – and actionable

Reason #10 – The future…

At it's core, Clip is a technology company that looks to innovate and **solve future problems** and **create new possibilities**.

Roadmap, with an emphasis on features for radio station operators:

_____

DVR for radio	News Talk Sports vision
Multi-station aggregation	Music service for radio
Off-platform audience extension	Shazam-like audio identification
Consumer device integration	Android Auto / Apple Car Play
Intelligent/targeted in-app messaging	Voice control
Location/beacon triggered content delivery	Searchable radio

 clip interactive

Thank You